FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. The Arison Group’s Shikun & Binui, a Leading Infrastructure and Real Estate Company, Chooses Magic Software’s iBOLT

The Arison Group’s Shikun & Binui, a Leading Infrastructure and Real Estate Company, Chooses Magic Software’s iBOLT

Or-Yehuda, Israel, January 5, 2011 – Magic Software Enterprises Ltd. (NASDAQ /TASE: MGIC), a global provider of cloud and on-premise enabled application platform and business integration solutions, reported today that it will deploy an integration system based on Magic Software’s iBOLT platform for the Israel-based Shikun & Binui, a leading infrastructure and real estate company, part of the Arison Group. During the first phase, the group’s operational systems will be connected to the Microsoft Dynamics CRM system.

The connection and synchronization of Shikun & Binui’s systems will do away with the need to manually update the same data in different systems, and will also enable the CRM system to carry out real-time retrieval and update of data from the operational systems.

Eran Gutman, CIO of Shikun & Binui, said today, "Using iBOLT as a central integration platform allows us to connect legacy systems that manage large amounts of data with open system environments. In this project we have put great emphasis on streamlining processes and systems and increasing data availability to improve the service that we provide our customers.”

Yoram Aharon, CEO of Magic Software Enterprises Israel, said today that "The success of the Shikun & Binui project proves once again the significant advantage iBOLT has in projects that are characterized by demanding schedules and its ability to reduce the risks in these types of projects."

Through integration, iBOLT helps companies get more value from their IT investments by automating manual and repetitive workflows and freeing sales teams to focus on selling. With an integrated view of company data, management and employees can make more informed business decisions, get more value from each business interaction and achieve faster time to market for their products and services.

About Shikun & Binui

Shikun & Binui, a member of the Arison Group, is the leading infrastructure and real estate company in Israel. The Group's subsidiaries have been operating since 1924. The Group's companies have gained extensive experience in complex construction and infrastructure projects in Israel and abroad. The Shikun & Binui Group has proven achievements in building residential neighborhoods, commercial and industrial buildings, as well as large-scale transportation infrastructure and ecological projects, water purification and desalination, and development of international projects.

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform solutions and business and process integration solutions. Magic Software has 14 offices worldwide and a presence in over 50 countries with a global network of ISVs, system integrators, value-added distributors and resellers, as well as consulting and OEM partners. The company’s award-winning, code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities.  Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. All other trademarks are the trademarks of their respective owners.

Magic Software press contacts:

Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2011

Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 The Arison Group’s Shikun & Binui, a Leading Infrastructure and Real Estate Company, Chooses Magic Software’s iBOLT

Exhibit 10.1